As filed with the Securities and Exchange Commission on March 3, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 4)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:  001-37600

NANO DIMENSION LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	2 Ilan Ramon Ness Ziona 7403635 Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Amit Dror

Chief Executive Officer

+972-073-7509142

amit@nano-di.com

2 Ilan Ramon

Ness Ziona

7403635 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: American Depository Shares each representing 5 Ordinary Shares, par value NIS 0.1 per share(1) Ordinary shares, par value NIS 0.1 per share(2)	Name of each exchange on which registered or to be registered: NASDAQ Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 10, 2016: 34,321,056 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐                   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                   No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☐                   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer ☐                       Accelerated filer ☐                     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐                   No ☐

EXPLANATORY NOTE

This Amendment No. 4 to registration statement on Form 20-F is being filed solely to file Exhibit 15.1, and to reflect such filing in the Index to Exhibits.

Other than as expressly set forth above, this Amendment No. 4 does not, and does not purport to amend, restate, or update the information contained in our registration statement on Form 20-F.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1*	Amended and Restated Articles of Association of Nano Dimension Ltd.

2.1*	Form of Amended and Restated Deposit Agreement among Nano Dimension Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares, filed as Exhibit 1 to the Post Effective Amendment No. 1 to Form F-6 (File No. 333-204797) filed on February 22, 2016, and incorporated herein by reference.

4.1^*	Amended and Restated License Agreement, dated April 2, 2015, by and between the Company and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd.

4.2*	Summary Translation of Merger Agreement, dated May 18, 2014, and as amended on July 9, 2014, by and between Z.B.I and Nano Dimension Technologies Ltd. (formerly, Hyrax Technologies B.F. 2012 Ltd.)

4.3*	Summary Translation of Private Placement Agreement, dated July 3, 2014, between the Company and Michael Ilan Management and Investment Ltd.

4.4*	Nano Dimension Ltd. 2015 Stock Option Plan.

4.5*	Employment Agreement, dated October 13, 2015, between the Company and Amit Dror.

4.6*	Employment Agreement dated October 13, 2015, between the Company and Simon Fried.

4.7*	Employment Agreement dated October 14, 2015, between the Company and Sharon Fima.

4.8*	Employment Agreement dated October 14, 2015, between the Company and Dagi Ben-Noon.

4.9*	Voting Agreement dated August 5, 2014, between Simon Anthony Fried, Amit Dror, Dagi Shahar Ben-Noon and Sharon Fima.

8.1*	List of Subsidiaries.

15.1	Consent of Somekh Chaikin, member firm of KPMG International, independent registered public accounting firm.

*	Previously filed.

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F filed on its behalf.

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror
Chief Executive Officer

Date: March 3, 2016